Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERENCE DIVIDENDS

Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends.

	Years ended December 31,							Nine months ended September 30, 2012
	2007	2008	2009		2010		2011
Excluding interest on deposits	3.74x	2.44x	(2.00	)x	(7.08	)x	11.19x	10.40x
Including interest on deposits	1.35x	1.16x	0.55x		0.40x		1.90x	2.53x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,					Nine months ended September 30, 2012
(Dollars in thousands)	2007	2008	2009	2010	2011
Income before income taxes	$11,696	$4,636	$(10,904)	$(10,178)	$11,328	$10,943

Interest on deposits	$28,690	$24,936	$20,521	$15,722	$11,499	$5,983
Borrowings and long-term debt	4,135	2,861	1,769	1,020	708	772
Pre-tax equivalent preferred dividends	—	245	1,675	—	—	—
1/3rd of net rental expense	131	109	190	239	404	393

Combined fixed charges and preferred dividends, including interest on deposits	$32,956	$28,151	$24,155	$16,981	$12,611	$7,148

Combined fixed charges and preferred dividends, excluding interest on deposits	$4,266	$3,215	$3,634	$1,259	$1,112	$1,165